# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001977050

## Reporting persons
- CW Opportunity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 29,545,300; shared voting power 0; sole dispositive power 29,545,300; shared dispositive power 0; aggregate amount beneficially owned 29,545,300 (8.5% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100 Livingston, NJ, 07039

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of CW Opportunity LLC (the "Reporting Person"). This statement relates to shares of Class A common stock, par value $0.000005 ("Common Stock"), of the Issuer held directly by the Reporting Person.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Peron is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship: CW Opportunity LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Person may be deemed to beneficially own 29,545,300 shares of Common Stock.
As of March 31, 2025, the Reporting Person may be deemed to be the beneficial owner of 8.5% of the total number of shares of Common Stock then outstanding.
Percent of class: 8.5%
Sole power to vote or to direct the vote: 29,545,300
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,545,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CW Opportunity LLC: /s/ Hayley Stein, Hayley Stein, Chief Compliance Officer of Magnetar Financial LLC, its investment manager (04/01/2025)